SCHEDULE 13G ROBERT EDER
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Amendment No. 6)

Under the Securities Exchange Act of 1934

CAPITAL PROPERTIES, INC.
(Name of Issuer)

Class A Common Stock, $0.01 Par Value
(Title of class of securities)

140430109
(CUSIP number)

Class A Common Stock, $0.01 Par Value
(Title of class of securities)

140430109
(CUSIP number)

February 14, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[X]           Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(A fee is not being paid with this statement.)

i.
       (1)           Name of Reporting Person.        Robert H. Eder

(2)           Check the Appropriate box if a Member of a Group (See Instructions)

(a)           [ ]
(b)           [ ]

(3)           SEC Use Only......................................

(4)           Citizenship or Place of Organization.               United States

Number of	(5) Sole Voting Power: 0
Shares Bene-
ficially	(6) Shared Voting Power: 3,543,420*
Owned By
Each Report-	(7) Sole Dispositive Power: 0
ing Person
With	(8) Shared Dispositive Power: 3,543,420*

(9)             Aggregate Amount Beneficially Owned by Each Reporting Person: 3,453,420

(10)           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

(11)           Percent of Class Represented by Amount in Row 9:  52.3% (based on 6,599,912 total Class A shares outstanding).

(12)           Type of Reporting Person: IN

*Robert H. Eder is a co-trustee with his wife, Linda Eder, of the Robert H. Eder Trust which owns 1,726,710 shares of Class A Common Stock of Capital Properties, Inc. and a co-trustee with his wife of the Linda Eder Trust which owns 1,726,710 shares of Class A Common Stock of Capital Properties, Inc.

ii.
(1)           Name of Reporting Person               Robert H. Eder Trust, dated December 4, 1998

(2)           Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

(3)           SEC Use Only

(4)           Citizenship or Place of Organization.        United States

Number of	(5)	Sole Voting Power: 1,726,710
Shares
Beneficially	(6)	Shared Voting Power: 0
Owned by
Each	(7)	Sole Dispositive power 1,726,710
Reporting
Person With	(8)	Shared Dispositive Power: 0

(9)           Aggregate Amount Beneficially Owned by Each Reporting Person: 1,726,710

(10)	Check Box if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

(11)	Percent of Class Represented by Amount in Row (9): 52.3% (Based on 6,599,912 shares outstanding)

(12)	Type of Reporting Person: OO

Item 1.	Security and Issuer
Common Stock $0.01 par value per share (“Common Stock”), Capital Properties, Inc., 100 Dexter Road, East Providence, Rhode Island 02914.
Item 2.	Identity and Background

(a) This statement is being filed by:
(i) Robert H. Eder
(ii) Robert H. Eder Trust

(b)           The business address for each of the reporting persons is: c/o Capital Properties, Inc., 100 Dexter Road, East Providence, Rhode Island 02914.

(c)           Each reporting person was formed under the laws of or is a citizen of the United States.

(d)           Class A Common Stock, $0.01 par value.

(e)           CUSIP No: 140430109.

Item 3.                                N/A

Item 4.                      Ownership.

(a)           Amount Beneficially Owned.

1,726,710 shares are owned by the Robert H. Eder Trust.

1,726,710 shares are owned by a trust for the benefit of Linda Eder, the spouse of Robert H. Eder, and of which Robert H. Eder and Linda Eder are the trustees (“Linda Eder Trust”).

(b)           The shares of common stock beneficially owned by the Robert H. Eder Trust, Linda Eder Trust, Robert H. Eder and Linda Eder represent 52.3% of the issued and outstanding Class A Common Stock based on 6,599,912 shares outstanding.

(c)           The shares of Class A Common Stock as to which

(i)           Robert H. Eder has:

(A)             sole power to vote or direct the vote: 0

(B)             shared power to vote or direct the vote: 3,543,420

(C)             sole power to dispose or direct the disposition of: 0

(D)             shared power to dispose or direct the disposition of: 3,543,420

(ii)            Robert H. Eder Trust has:

(A)             sole power to direct the vote:  1,726,710

(B)             shared power to vote or to direct the vote: 0

(C)             sole power to dispose or to direct the disposition of:  1,726,710

(D)             shared power to dispose or to direct the disposition of: 0

Item 5.                  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.                  Identification and Classification of Members of the Group.

Not applicable.

Item 9.                  Notice of Dissolution of Group.

Not applicable.

Item 10.                Certification.

Not applicable.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date February 21, 2014	/s/ Stephen J. Carlotti
Stephen J. Carlotti, as Attorney-In-Fact for
Robert H. Eder and the Robert H. Eder Trust